FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release QUEBECOR MÉDIA INC. Filed in this Form 6-K Documents index

1.	Press Release dated August 2nd , 2005 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the six-month period ended June 30, 2005;

3.	Supplementary Disclosure of Quebecor Media Inc. for the quarter ended June 30, 2005.

August 2, 2005 For immediate release QUEBECOR INC. REPORTS SECOND QUARTER 2005 RESULTS HIGHLIGHTS

•	Quebecor Media boosts revenues by $56.0 million and operating income by $1.8 million.

•	Quebecor World’s revenues increase by US$20.4 million while its operating income drops by US$25.9 million.

•
Excluding  unusual items,  including  the reserve for  restructuring and  a $56.1 million unrealized  gain   on re-measurement of exchangeable debentures, Quebecor’s net income is $27.4 million ($0.42 per basic share), compared with $22.6 million ($0.35 per basic share) in the second quarter of 2004.

•	Vidéotron’s successful new residential telephone service has 41,800 customers as of June 30, 2005 and is rolled out in Montréal’s West Island and Québec City area.

•	Vidéotron renews collective agreements with employees in Montréal, Québec City, Saguenay–Lac-Saint-Jean and Gatineau areas.

•	Quebecor Media repurchases US$140.3 million principal amount of its outstanding Notes on July 19, 2005.

Montréal, Québec – Quebecor Inc.’s revenues decreased by $89.9 million (-3.5%) to $2.51 billion in the second quarter of 2005. A $56.0 million (9.1%) revenue increase at Quebecor Media Inc. did not entirely make up for the decrease at Quebecor World Inc., due mainly to the unfavourable impact of the conversion of its results into Canadian dollars. Operating income declined by $49.6 million (-11.1%) to $396.2 million. Because of the unfavourable impact of the devaluation of the U.S. dollar between the second quarter of 2004 and the second quarter of 2005, the US$25.9 million decrease in Quebecor World’s operating income translated into a $53.1 million decline when stated in Canadian dollars. Quebecor Media’s operating income increased by $1.8 million (0.9%) between the second quarters of 2004 and 2005.

“Quebecor Media’s operating results continued trending upward, driven by customer growth and successful development of new products and services,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “However, Quebecor’s revenues and operating income were impacted by the conversion of Quebecor World’s results into Canadian dollars, as well as the effect on Quebecor World’s operating results of challenging conditions in print media markets. Quebecor World

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continued its restructuring program and pressed ahead with its long-term investment program in order to improve the performance of its manufacturing platform. It also decided to focus on its core business and to dispose of its non-core Commercial group in North America.”

Quebecor recorded net income of $56.2 million ($0.87 per basic share) in the second quarter of 2005, compared with $6.6 million ($0.10 per basic share) in the same period of 2004. The $49.6 million improvement was due primarily to a $56.1 million unrealized gain on re-measurement of exchangeable debentures and reductions in reserves for restructuring at Quebecor World, financial expenses and amortization charges, which more than offset the decrease in operating income.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, and the loss on debt refinancing, all net of income tax and non-controlling interest, net income was $27.4 million in the second quarter of 2005 ($0.42 per basic share), compared with $22.6 million ($0.35 per basic share) in the same period of 2004, for an increase of $4.8 million ($0.07 per basic share).

In the second quarter of 2005, Quebecor recorded a $56.1 million unrealized gain on re-measurement of the floating rate debentures Series 2001, following the adoption on July 1, 2004 of the new consensus in Abstract EIC-56, which rescinds the ability to use hedge accounting for exchangeable debentures when the issuer’s investment in the underlying shares is consolidated or accounted for by the equity method. Since every $1.00 decrease in Quebecor World’s stock price results in a $12.5 million unrealized gain, the $4.49 per share decrease in the stock price between April 1, 2005 and June 30, 2005 generated an unrealized gain of $56.1 million on re-measurement of exchangeable debentures. The corresponding unrealized loss on the value of Quebecor World shares underlying the exchangeable debentures is not recorded in the books.

Quebecor Media’s quarterly net income increased by $18.5 million to $35.4 million, compared with $16.9 million in the same period last year. Quebecor World reported a net loss of US$7.8 million (US$0.06 per basic share), compared with net income of US$ 6.6 million (US$0.05 per basic share) in the same quarter of 2004.

Year to date

For the first six months of 2005, Quebecor’s revenues were down $76.5 million (-1.5%) to $5.01 billion. Operating income decreased by $52.1 million (-6.5%) to $753.9 million. A $21.5 million (6.7%) increase in the operating income of Quebecor Media did not entirely offset the decrease at Quebecor World, which was accentuated by the conversion of Quebecor World’s results into Canadian dollars. Quebecor generated net income in the amount of $32.6 million ($0.50 per basic share), compared with $11.8 million ($0.18 per basic share) in the same period of 2004.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, and the loss on debt refinancing, all net of income tax and non-controlling interest, net income was $44.1 million in the first six months of 2005 ($0.68 per basic share), compared with $28.6 million ($0.44 per basic share) in the same period of 2004, for an increase of $15.5 million ($0.24 per basic share).

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Discontinued operations

In May 2005, Quebecor World announced plans to dispose of its non-core North American Commercial group in order to focus on its core printing business. As of June 30, 2005, Quebecor World had completed the sale of assets of its Los Angeles, California facility, a business unit in the non-core Commercial group, and was negotiating the disposal of the remaining plants in the Commercial group. The results and operating cash flows of the divested plant and of the other plants that are about to be sold are therefore reported separately in the Company’s consolidated financial statements, on a line item for discontinued operations. The figures for prior periods cited for purposes of comparison have been reorganized to correspond to the presentation used for the second quarter of 2005.

Subsequent events

•
July 6, 2005: TVA Group Inc. repurchased 3,449,199 Class B Non-Voting Shares for a cash consideration of $75.9 million under a substantial issuer bid dated May 19, 2005. As a result of this transaction, Quebecor Media’s interest in TVA Group increased by 5.1 percentage points, from 40.1% on June 30, 2005 to 45.2% as of July 6, 2005.

•
July 15, 2005: Vidéotron ltée repurchased, for a cash consideration of $99.3 million, the 9 1/8% Senior Notes due 2007 issued by its CF Cable TV Inc. subsidiary. In connection with this transaction, Vidéotron will recognize a loss on settlement of debt estimated at $0.7 million in the third quarter of 2005.

•
July 19, 2005: Quebecor Media repurchased US$128.2 million principal amount of its Senior Notes and US$12.1 million principal amount of its Senior Discount Notes under offers dated June 20, 2005. The subsidiary paid a cash consideration of $215.3 million to purchase the Notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. Quebecor Media will therefore recognize a loss on settlement of debt estimated at $60.5 million in the third quarter of 2005.

On August 2, 2005, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 13, 2005 to shareholders of record at the close of business on August 19, 2005.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the second quarter and first six months of 2005, please refer to the consolidated financial statements of Quebecor and Management’s Discussion and Analysis at www.quebecor.com/InvestorCenter/QIFinancialReports.aspx. A summary segmented analysis and definitions of operating income and free cash flow from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its second quarter 2005 results on Tuesday, August 2, 2005, at 4:00 p.m. EDT. There will be a question period reserved for financial analysts. To

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access the conference call, please dial 1 877 293-8052 or (403) 269-3852, access code 5151260. A tape recording of the call will be available from August 2 through September 3, 2005, by dialling 1 877 293-8133 or (403) 266-2079, access code 287589. The conference call will also be broadcast live on Quebecor’s Web site at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider and provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Toronto 1; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and production, distribution and retailing of cultural products through Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video-game rental and retail stores. Quebecor has operations in 17 countries.

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Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 380-1948	(514) 886-7665 (cell)
lavoie.luc@quebecor.com
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SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

Quebecor World’s revenues increased by US$20.4 million (1.4%) to US$1.49 billion in the second quarter of 2005. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$33.9 million), revenues declined by 0.9%. The decrease was due to lower prices and reductions in some volumes during the quarter.

Quarterly operating income was US$161.8 million, compared with US$187.7 million in the same period of 2004. The US$25.9 million (-13.8%) decrease mainly reflects lower gross margins resulting from sustained pricing pressures, which were not entirely offset by economies yielded by restructuring initiatives.

Selling, general and administrative expenses and securitization fees totalled US$104.7 million in the second quarter of 2005, compared with US$105.9 million in the same quarter of 2004. The US$1.2 million (-1.1%) decrease resulted primarily from cost-containment and work-force reduction initiatives, which more than offset the unfavourable impact of currency fluctuations on selling, general and administrative expenses.

Quebecor recorded reserves for restructuring, impairment of assets and other special charges of $39.4 million in the second quarter of 2005, a reduction from the $68.2 million charge recorded in the same period of 2004. These reserves included a charge for impairment of certain assets in France and restructuring initiatives, such as approval of phase 2 of the downsizing of the Corby (U.K.) plant, the closure of a Canadian facility, and other headcount reductions across the platform.

Quebecor World estimates it will incur additional restructuring charges of US$14.7 million in the remaining quarters of 2005 and the year 2006 in connection with initiatives announced and approved prior to June 30, 2005. A total of 1089 jobs were eliminated in the first half of 2005 and a further 163 will be cut by the end of the year as a result of the execution of prior periods’ initiatives.

Quebecor World’s year-to-date revenues were up US$96.6 million (3.3%) to US$3.05 billion. Operating income was down US$29.6 million (-8.2%) to US$331.8 million, mainly because of lower gross profit margins resulting from sustained pricing pressures, higher shipping costs, and the recognition of higher specific charges in the first half of 2005 than in the same period of 2004.

In the second quarter of 2005, Quebecor World generated free cash flow from operations of US$116.8 million, compared with US$71.3 million in the same period of 2004. The US$45.5 million improvement derived primarily from the favourable variance in the net change in non-cash balances related to operations.

Stated in Canadian dollars, Quebecor World’s revenues amounted to $1.86 billion in the second quarter of 2005, a decrease of $141.4 million (-7.1%) due essentially to the impact of the conversion of results into Canadian dollars. Operating income was down $53.1 million (-20.9%) to $201.4 million. The impact of translation into Canadian dollars accentuated the decrease in operating income. Also stated in Canadian

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dollars, Quebecor World’s year-to-date revenues were $3.76 billion, a $183.8 million decrease. Operating income was down $73.8 million (-15.3%) to $409.4 million.

Quebecor Media Inc.

Quebecor Media’s revenues rose $56.0 million (9.1%) to $671.1 million in the second quarter of 2005. All business segments without exception reported revenue increases. Operating income climbed $1.8 million (0.9%) to $193.8 million on the strength of increases in five of the seven business segments.

Year to date: Revenues up $118.9 million (10.1%) to $1.30 billion; operating income up $21.5 million (6.7%) to $344.8 million.

Cable segment

In the second quarter of 2005, the Cable segment increased its revenues by $28.8 million (13.6%) and its operating income by $3.9 million (4.3%), primarily as a result of customer growth and improved service profitability. The revenues of Le SuperClub Vidéotron ltée rose by $2.7 million (26.7%) and its operating income by $0.6 million (23.7%) due to the favourable impact of the acquisition of Jumbo Entertainment Inc. and higher retail sales.

The customer base for illico Digital TV grew by 25,800 in the second quarter of 2005 to 381,000, while the number of customers for all cable television services decreased by 11,900 during the quarter. Cable Internet access services registered customer growth of 18,000 to a total of 548,000 customers. At the end of the second quarter, the residential telephone service had 41,800 customers, an increase of 26,900 from the previous quarter.

Vidéotron’s net monthly ARPU (average revenue per user) increased by $4.83 (10.5%) from the same time last year to $50.86. Free cash flow from operations was $62.0 million, compared with $41.6 million in the same quarter of 2004. The $20.4 million increase was mainly due to the favourable variance in the net change in non-cash balances related to operations.

Year to date: Cable segment’s revenues up $54.1 million (12.9%) to $473.2 million; operating income up by $23.3 million (14.2%) to $187.1 million.

Newspapers segment

The revenues of the Newspapers segment were up $6.3 million (2.7%) to $239.5 million in the second quarter of 2005. Advertising revenues rose 4.6%, mainly because of larger total volumes. Distribution revenues also rose, while circulation and commercial printing revenues decreased. Operating income was down $3.2 million (-4.9%) to $61.7 million. The higher revenues did not entirely offset an increase in operating costs. The operating losses of the free dailies rose by $1.0 million between the second quarters of 2004 and 2005, mainly as a result of the launch of the Vancouver newspaper. Operating income decreased by $3.1 million (-5.9%) at the urban dailies (excluding the free dailies) and increased by $2.4 million (13.0%) at the community papers. Between the first and second quarters of 2005, the revenues of the free dailies increased by $0.9 million. Free cash flow from operations was $34.0 million in

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the second quarter of 2005, compared with $47.4 million in the same period of 2004. Higher investment in non-cash balances related to operations accounted for most of the decrease.

Year to date: Newspapers segment’s revenues up $18.7 million (4.3%) to $452.1 million; operating income down $1.2 million (-1.1%) to $103.4 million.

Sun Media Corporation acquired the assets of four community newspapers in the second quarter of 2005: the Morinville Mirror and Redwater Tribune in Alberta, and The Weekender and L’Horizon in Ontario.

Broadcasting segment

The Broadcasting segment’s revenues increased $9.7 million (10.3%) to $104.1 million in the second quarter of 2005. Revenues from broadcasting operations rose $5.7 million (7.8%) due primarily to the favourable impact on revenues of the acquisition of Toronto 1 and higher revenues from commercial production and other sources. Distribution revenues rose $3.3 million, driven by the successful video release of the film White Noise. Publishing revenues grew by $1.5 million because of higher advertising revenues and increased newsstand sales.

Operating income decreased by $5.1 million (-17.2%) to $24.6 million, mainly because of higher programming costs, the operating losses of the television station Toronto 1 and the new specialty channels Mystère and ARGENT, and spending on advertising and marketing in response to competition in the publishing segment.

Year to date: Revenues up $20.5 million (11.4%) to $200.8 million; operating income down $10.7 million (-25.4%) to $31.4 million.

During the period January 3 through May 22, 2005, 24 of the 30 top-rated shows in Québec were on the TVA Network. According to BBM People Meter survey results, the TVA Network had a 29% audience share.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary quarterly financial statements. Highlights of the second quarter of 2005 include:

•
Leisure and Entertainment: Revenues up $1.1 million (2.1%) to $52.6 million; operating income up $0.9 million (45.0%) to $2.9 million. Revenues of the Books segment grew by $2.6 million, mainly because of the results of CEC Publishing Inc. At Archambault Group Inc., higher retail sales were not enough to offset a decrease in distribution revenues.

•
Business Telecommunications: Revenues up $6.3 million (35.4%) to $24.1 million; operating income up $2.8 million (71.8%) to $6.7 million, due in large part to a hosting project for Quebecor World and to the residential telephone service.

•	Interactive Technologies and Communications: Revenues up $4.5 million (33.8%) because of the
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takeover of Ant Farm Interactive LLC and the acquisition of new customers in Europe and in the government market. Operating income more than doubled, rising by $0.9 million (150.0%) to $1.5 million.

•
Internet/Portals: Revenues up $4.4 million (55.0%). Operating income more than doubled to $2.2 million. The $1.3 million (144.4%) increase was fuelled by revenue growth, which translated into improved profitability.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on re-measurement of exchangeable debentures, gains (losses) on sales of businesses, shares of a subsidiary and other assets, net gain (loss) on debt refinancing, and income taxes. Dividends on Preferred Shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

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QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars, except for earnings per share data) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

REVENUES
Printing	$1,859.4	$2,000.8	$3,761.7	$3,945.5
Cable	241.1	212.3	473.2	419.1
Newspapers	239.5	233.2	452.1	433.4
Broadcasting	104.1	94.4	200.8	180.3
Leisure and Entertainment	52.6	51.5	101.8	99.0
Business Telecommunications	24.1	17.8	47.7	34.6
Interactive Technologies and Communications	17.8	13.3	33.3	25.0
Internet/Portals	12.4	8.0	23.5	16.1
Head office and inter-segment	(41.8)	(32.2)	(79.9)	(62.3)

	2,509.2	2,599.1	5,014.2	5,090.7
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,113.0)	(2,153.3)	(4,260.3)	(4,284.7)

INCOME BEFORE UNDERNOTED ITEMS	396.2	445.8	753.9	806.0
Amortization	(151.2)	(167.8)	(304.1)	(327.5)
Financial expenses	(118.5)	(140.7)	(238.1)	(272.2)
Reserve for restructuring of operations, impairment of assets and other special charges	(39.4)	(68.2)	(79.7)	(73.7)
Gain on re-measurement of exchangeable debentures	56.1	—	22.5	—
Gain on disposal of businesses and other assets	0.1	1.3	0.1	1.3
Loss on debt refinancing	—	—	—	(2.6)

INCOME BEFORE INCOME TAXES	143.3	70.4	154.6	131.3
Income taxes:
Current	19.8	30.6	35.9	41.6
Future	27.0	(7.9)	20.9	0.3

	46.8	22.7	56.8	41.9

	96.5	47.7	97.8	89.4
Dividends on preferred shares of subsidiaries, net of income taxes	(12.1)	(11.9)	(24.3)	(23.8)
Non-controlling interest	(24.7)	(28.7)	(37.2)	(54.5)

INCOME FROM CONTINUING OPERATIONS	59.7	7.1	36.3	11.1
(Loss) income from discontinued operations	(3.5)	(0.5)	(3.7)	0.7

NET INCOME	$56.2	$6.6	$32.6	$11.8

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$0.92	$0.11	$0.56	$0.17
From discontinued operations	(0.05)	(0.01)	(0.06)	0.01
Net income	0.87	0.10	0.50	0.18

Weighted average number of shares outstanding (in millions)	64.6	64.6	64.6	64.6

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QUEBECOR INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, gain on disposal of businesses and other assets and loss on debt refinancing
Printing	$201.4	$254.5	$409.4	$483.2
Cable	95.0	91.1	187.1	163.8
Newspapers	61.7	64.9	103.4	104.6
Broadcasting	24.6	29.7	31.4	42.1
Leisure and Entertainment	2.9	2.0	4.9	4.1
Business Telecommunications	6.7	3.9	13.7	7.1
Interactive Technologies and Communications	1.5	0.6	2.2	1.1
Internet/Portals	2.2	0.9	4.4	2.1
General corporate revenues (expenses)	0.2	(1.8)	(2.6)	(2.1)

	$396.2	$445.8	$753.9	$806.0

Amortization
Printing	$95.4	$112.1	$193.4	$218.3
Cable	34.8	36.5	69.2	69.9
Newspapers	6.4	6.4	12.8	12.8
Broadcasting	3.6	3.0	7.0	6.1
Leisure and Entertainment	1.0	0.9	2.0	1.9
Business Telecommunications	8.8	8.2	17.4	16.8
Interactive Technologies and Communications	0.4	0.4	0.8	0.7
Internet/Portals	0.2	0.2	0.4	0.4
Head Office	0.6	0.1	1.1	0.6

	$151.2	$167.8	$304.1	$327.5

Additions to property, plant and equipment
Printing	$90.9	$44.7	$158.2	$86.9
Cable	37.4	29.4	71.0	60.5
Newspapers	4.3	4.8	6.9	8.5
Broadcasting	2.7	2.2	6.9	3.6
Leisure and Entertainment	1.1	0.6	2.8	1.4
Business Telecommunications	2.6	4.6	6.3	8.6
Interactive Technologies and Communications	0.4	0.3	0.9	0.6
Internet/Portals	0.2	0.2	0.2	0.3
Head office	0.9	0.4	3.7	0.5

	$140.5	$87.2	$256.9	$170.9

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Balance at beginning of period	$1,209.1	$1,133.5	$1,235.3	$1,128.3

Net income	56.2	6.6	32.6	11.8

	1,265.3	1,140.1	1,267.9	1,140.1

Dividends	(3.2)	—	(5.8)	—
Excess of purchase price over carrying value of Class B Subordinate Shares acquired	(3.7)	—	(3.7)	—

Balance at end of period	$1,258.4	$1,140.1	$1,258.4	$1,140.1

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QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cash flows related to operations:
Income from continuing operations	$59.7	$7.1	$36.3	$11.1
Adjustments for:
Amortization of property, plant and equipment	149.2	167.1	300.4	324.9
Amortization of deferred charges and other assets	2.0	0.7	3.7	2.6
Amortization of deferred financing costs and long-term debt discount	16.3	15.7	32.5	31.1
Amortization of deferred client incentives	8.1	8.5	15.5	16.6
Impairment of assets and non cash portion of restructuring	19.8	55.6	50.1	55.6
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(1.0)	8.5	2.2	10.2
Loss on revaluation of the additional amount payable	3.5	7.4	5.3	9.8
(Gain) loss on disposal of businesses, property, plant and equipment and other assets	(4.5)	1.9	(5.3)	10.6
Gain on re-measurement of exchangeable debentures	(56.1)	—	(22.5)	—
Loss on debt refinancing	—	—	—	2.6
Future income taxes	27.0	(7.9)	20.9	0.3
Non-controlling interest	24.7	28.7	37.2	54.5
Other	2.7	1.1	5.8	1.7

	251.4	294.4	482.1	531.6
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	135.0	(2.2)	(171.8)	(330.1)

Cash flows provided by continuing operations	386.4	292.2	310.3	201.5
Cash flows provided by (used in) discontinued operations	1.0	(14.4)	3.0	(11.0)

Cash flows provided by operations	387.4	277.8	313.3	190.5

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(2.9)	(0.3)	13.8	0.2
Net (repayments) borrowing under revolving bank facilities and commercial paper	(78.6)	(126.8)	(43.1)	61.6
Repayment of long-term debt	(5.7)	(48.0)	(9.5)	(109.5)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	—	(0.1)	3.5
Repayment under an interest rate swap	(1.3)	—	(2.3)	—
Issuance of capital stock by subsidiaries	2.2	6.1	14.4	11.6
Repurchase of Class B Subordinate Shares	(5.0)	—	(5.0)	—
Dividends	(3.2)	—	(5.8)	—
Dividends paid to non-controlling shareholders	(18.6)	(17.6)	(37.1)	(33.4)
Other	0.1	0.3	(0.4)	0.4

Cash flows used in financing activities	(113.0)	(186.3)	(75.1)	(65.6)

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired	(59.2)	(14.3)	(73.2)	(28.8)

Proceeds from disposal of businesses, net of cash and cash equivalents disposed	1.2	(8.9)	5.3	(8.9)
Additions to property, plant and equipment	(140.5)	(87.2)	(256.9)	(170.9)
Net proceeds from disposal of derivatives instruments	—	—	85.7	—
Net decrease in temporary investments	44.2	48.4	99.6	194.1
(Increase) decrease in cash and cash equivalents and temporary investments held in trust	(0.1)	—	0.3	—
Proceeds from disposal of assets	4.6	3.7	9.3	8.1
Other	(0.8)	(0.5)	(1.2)	(1.4)

Cash flows used in investing activities	(150.6)	(58.8)	(131.1)	(7.8)

Net increase in cash and cash equivalents	123.8	32.7	107.1	117.1
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	21.3	(18.0)	31.3	1.0
Cash and cash equivalents at beginning of period	147.5	196.5	154.2	93.1

Cash and cash equivalents at end of period	$292.6	$211.2	$292.6	$211.2

Cash and cash equivalents consist of:
Cash			$19.0	$42.4
Cash equivalents			273.6	168.8

			$292.6	$211.2

Cash interest payments	$34.6	$56.1	$204.8	$220.1
Cash payments (net of refunds) for income taxes	32.0	61.8	74.7	84.9

3

QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	June 30		December 31

	2005		2004

	(unaudited	)	(audited	)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$292.6		$154.2
Cash and cash equivalents and temporary investments held in trust (market value of $10.5 million ($10.8 million in 2004))	10.5		10.8
Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1		99.7
Accounts receivable	803.1		824.8
Income taxes	97.4		63.9
Inventories and investments in televisual products and movies	627.5		638.9
Prepaid expenses	54.1		51.9
Future income taxes	126.2		122.6

	2,011.5		1,966.8

LONG-TERM INVESTMENTS (market value of $259.2 million ($386.7 million in 2004))	350.6		352.6
PROPERTY, PLANT AND EQUIPMENT	4,270.1		4,388.4
FUTURE INCOME TAXES	61.8		81.0
OTHER ASSETS	459.8		527.3
GOODWILL	7,079.6		7,088.4

	$14,233.4		$14,404.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$14.6		$0.8
Accounts payable, accrued charges and deferred revenue	1,694.5		1,870.0
Income taxes	69.0		68.0
Future income taxes	7.3		5.3
Additional amount payable	106.7		101.4
Current portion of long-term debt	14.6		16.7

	1,906.7		2,062.2

LONG-TERM DEBT	4,937.6		4,888.2
EXCHANGEABLE DEBENTURES	544.7		692.7
CONVERTIBLE NOTES	139.3		135.4
OTHER LIABILITIES	958.2		843.8
FUTURE INCOME TAXES	773.2		785.4
NON-CONTROLLING INTEREST	3,507.0		3,553.2

SHAREHOLDERS’ EQUITY:
Capital stock	347.9		349.2
Retained earnings	1,258.4		1,235.3
Translation adjustment	(139.6)		(140.9)

	1,466.7		1,443.6

	$14,233.4		$14,404.5

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

REVENUES

Cable	$241.1	$212.3	$473.2	$419.1
Newspapers	239.5	233.2	452.1	433.4
Broadcasting	104.1	94.4	200.8	180.3
Leisure and Entertainment	52.6	51.5	101.8	99.0
Business Telecommunications	24.1	17.8	47.7	34.6
Interactive Technologies and Communications	17.8	13.3	33.3	25.0
Internet/Portals	12.4	8.0	23.5	16.1
Head Office and inter-segment	(20.5)	(15.4)	(36.6)	(30.6)

	671.1	615.1	1,295.8	1,176.9
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(477.3)	(423.1)	(951.0)	(853.6)

INCOME BEFORE UNDERNOTED ITEMS	193.8	192.0	344.8	323.3
Amortization	(55.7)	(55.8)	(110.3)	(109.2)
Financial expenses	(70.9)	(87.7)	(145.6)	(163.3)
Gain on disposal of businesses and other assets	0.1	1.3	0.1	1.3

INCOME BEFORE INCOME TAXES	67.3	49.8	89.0	52.1
Income taxes:
Current	8.8	5.3	12.2	6.2
Future	14.7	15.1	18.8	15.1

	23.5	20.4	31.0	21.3

	43.8	29.4	58.0	30.8
Non-controlling interest	(8.4)	(11.8)	(9.8)	(17.5)

INCOME FROM CONTINUING OPERATIONS	35.4	17.6	48.2	13.3
Loss from discontinued operations	—	(0.7)	—	(1.1)

NET INCOME	$35.4	$16.9	$48.2	$12.2

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Income before amortization, financial expenses and gain on disposal of businesses and other assets
Cable	$95.0	$91.1	$187.1	$163.8
Newspapers	61.7	64.9	103.4	104.6
Broadcasting	24.6	29.7	31.4	42.1
Leisure and Entertainment	2.9	2.0	4.9	4.1
Business Telecommunications	6.7	3.9	13.7	7.1
Interactive Technologies and Communications	1.5	0.6	2.2	1.1
Internet/Portals	2.2	0.9	4.4	2.1
General corporate expenses	(0.8)	(1.1)	(2.3)	(1.6)

	$193.8	$192.0	$344.8	$323.3

Amortization
Cable	$34.8	$36.5	$69.2	$69.9
Newspapers	6.4	6.4	12.8	12.8
Broadcasting	3.6	3.0	7.0	6.1
Leisure and Entertainment	1.0	0.9	2.0	1.9
Business Telecommunications	8.8	8.2	17.4	16.8
Interactive Technologies and Communications	0.4	0.4	0.8	0.7
Internet/Portals	0.2	0.2	0.4	0.4
Head Office	0.5	0.2	0.7	0.6

	$55.7	$55.8	$110.3	$109.2

Additions to property, plant and equipment
Cable	$37.4	$29.4	$71.0	$60.5
Newspapers	4.3	4.8	6.9	8.5
Broadcasting	2.7	2.2	6.9	3.6
Leisure and Entertainment	1.1	0.6	2.8	1.4
Business Telecommunications	2.6	4.6	6.3	8.6
Interactive Technologies and Communications	0.4	0.3	0.9	0.6
Internet/Portals	0.2	0.2	0.2	0.3
Head Office	0.3	(0.1)	1.8	0.1

	$49.0	$42.0	$96.8	$83.6

CONSOLIDATED STATEMENTS OF DEFICIT (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Deficit at beginning of period	$2,521.8	$2,602.5	$2,529.6	$2,597.8

Net income	(35.4)	(16.9)	(48.2)	(12.2)

	2,486.4	2,585.6	2,481.4	2,585.6

Dividends	5.0	—	10.0	—

Deficit at end of period	$2,491.4	$2,585.6	$2,491.4	$2,585.6

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars) (unaudited)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004

Cash flows related to operations:
Income from continuing operations	$35.4	$17.6	$48.2	$13.3
Adjustments for:
Amortization of property, plant and equipment	53.7	54.6	106.8	106.4
Amortization of deferred charges and of other assets	2.0	1.2	3.5	2.8
Amortization of deferred financing costs and long-term debt discount	15.4	14.2	30.7	28.1
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(1.3)	8.8	1.5	10.0
Loss on revaluation of the additional amount payable	3.5	7.4	5.3	9.8
Loss on disposal of businesses, plant, property and equipment and other assets	0.1	2.3	0.1	10.9
Non-controlling interest	8.4	11.8	9.8	17.5
Future income taxes	14.7	15.1	18.8	15.1
Other	(0.4)	1.8	(0.3)	1.5

	131.5	134.8	224.4	215.4
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	25.7	10.0	(91.1)	(70.4)

Cash flows provided by continuing operations	157.2	144.8	133.3	145.0
Cash flows provided by discontinued operations	—	0.2	—	0.6

Cash flows provided by operations	157.2	145.0	133.3	145.6

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(2.4)	(0.3)	13.7	0.6
Net repayments under revolving bank facilities	(9.5)	(101.1)	(4.8)	(114.5)
Repayment of long-term debt	(0.8)	(31.6)	(1.7)	(45.0)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	—	(0.1)	3.5
Repayment under an interest rate swap	(1.3)	—	(2.3)	—
Issuance of capital stock by subsidiaries	—	1.4	—	2.6
Dividends	(5.0)	—	(10.0)	—
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(2.6)	(2.4)
Other	—	—	(0.5)	—

Cash flows used in financing activities	(20.3)	(132.9)	(8.3)	(155.2)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(3.5)	(12.0)	(9.6)	(25.7)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	0.5	(8.9)	4.3	(8.9)
Additions to property, plant and equipment	(49.0)	(42.0)	(96.8)	(83.6)
Additions to other assets	(0.4)	(1.2)	(1.4)	(1.7)
Net decrease in temporary investments	44.2	48.4	99.6	194.1
Proceeds from disposal of assets	2.6	3.1	2.8	6.2
Other	(0.1)	(0.2)	0.1	(0.5)

Cash flows (used in) provided by investing activities	(5.7)	(12.8)	(1.0)	79.9

Net increase (decrease) in cash and cash equivalents	131.2	(0.7)	124.0	70.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	0.3	(0.1)	0.5
Cash and cash equivalents at beginning of period	101.6	174.8	108.8	103.6

Cash and cash equivalents at end of period	$232.7	$174.4	$232.7	$174.4

Cash and cash equivalents consist of:
Cash			$—	$17.1
Cash equivalents			232.7	157.3

			$232.7	$174.4

Cash interest payments	$5.3	$16.6	$117.7	$113.0
Cash payments (net of refunds) for income taxes	7.0	4.6	22.7	17.5

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	June 30	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$232.7	$108.8
Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1	99.7
Accounts receivable	342.2	342.9
Income taxes	24.6	24.2
Inventories and investments in televisual products and movies	138.8	134.7
Prepaid expenses	27.9	21.4
Future income taxes	73.3	70.6

	839.6	802.3
LONG-TERM INVESTMENTS (market value of $10.9 million ($13.0 million in 2004))	10.9	13.0
PROPERTY, PLANT AND EQUIPMENT	1,508.2	1,522.1
FUTURE INCOME TAXES	61.8	80.8
OTHER ASSETS	249.7	240.0
GOODWILL	3,843.7	3,851.0

	$6,513.9	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$13.7	$—
Accounts payable and accrued charges	471.3	546.2
Deferred revenue	137.8	143.7
Income taxes	7.5	13.4
Advances payable to parent company and companies under common control	17.9	16.7
Additionnal amount payable	106.7	101.4
Current portion of long-term debt	2.8	2.8

	757.7	824.2

LONG-TERM DEBT	2,610.4	2,546.0
OTHER LIABILITIES	271.8	297.0
FUTURE INCOME TAXES	181.4	189.4
NON-CONTROLLING INTEREST	195.5	192.7

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,491.4)	(2,529.6)
Translation adjustment	(2.0)	(1.0)

	2,497.1	2,459.9

	$6,513.9	$6,509.2

4

Supplementary Disclosure

Quarter / 6-Month Period
Ended June 30, 2005

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Assistant Treasurer, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

June 30, 2005

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2007 (Availability: $75)

—

Senior Notes/Senior Discount Notes due 2011

$1,185.7

1,185.7

Vidéotron

Revolving Credit Facility due 2009 (Availability: $450)

—

6 7/8% Senior Notes due 2014

811.3

9 1/8% CF Cable Notes due 2007

93.5

904.8

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

—

Term Loan due 2009

244.9

7 5/8% Senior Notes due 2013

247.6

492.5

TVA

30.1

Other

13.8

Total Quebecor Media

$2,626.9

Additional Amount Payable (Vidéotron Telecom)

106.7

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

448.1

Non-amortized Portion of Swap Prepayments

(1)

(303.2)

Cash-on-Hand

Quebecor Media

232.8

Vidéotron

$73.9

Sun Media

6.2

Quebecor Media Parent

108.6

Other

44.1

$232.8

(1)

 Classified under “Other assets” and “Other liabilities” in Quebecor Media’s financial statements

/3

(1) Restated

CABLE

Supplementary Disclosure

June 30, 2005

Operating Results

2005

2004

Jun 30

Mar 31

Dec 31

Sep 30

Jun 30

Homes Passed (’000)

2,402

2,391

2,383

2,375

2,366

Basic Customers (’000)

(1)

1,443

1,455

1,453

1,441

1,419

Basic Penetration

60.1%

60.9%

61.0%

60.7%

60.0%

Extended Tier Customers (’000)

1,185

1,191

1,190

1,189

1,170

Extended Tier Penetration

82.1%

81.9%

81.9%

82.5%

82.5%

Digital Set-Top Boxes (’000)

420

388

362

333

309

Digital Penetration

29.1%

26.7%

24.9%

23.1%

21.8%

HSD Customers (’000)

548

530

503

476

447

HSD Penetration

38.0%

36.4%

34.6%

33.0%

31.5%

Telephony Customers (’000)

42

15

Service launched in 2005

Telephony Penetration

2.9%

1.0%

2nd Quarter

YTD

2005

2004

VAR

2005

2004

VAR

(in millions)

Revenues

$241.1

$212.3

13.6%

$473.2

$419.1

12.9%

Cable

153.0

143.0

7.0%

302.5

283.3

6.8%

Internet

66.0

53.8

22.7%

129.3

106.0

22.0%

Other

22.1

15.5

42.6%

41.4

29.8

38.9%

EBITDA

$95.0

$91.1

4.3%

$187.1

$163.8

14.2%

EBITDA Margin (%)

39.4%

42.9%

39.5%

39.1%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$16.5

$8.8

$29.9

$16.7

Scalable Infrastructure

6.7

8.3

15.7

19.0

Line Extensions

3.5

4.2

7.6

7.5

Upgrade / Rebuild

4.3

5.6

7.6

10.4

Support Capital

5.5

2.0

8.8

5.2

Total - NCTA Classification

$36.5

$28.9

26.3%

$69.6

$58.8

18.4%

Other

0.9

0.6

1.4

1.7

Total - Capital Expenditures

$37.4

$29.5

26.8%

$71.0

$60.5

17.4%

2-Way Capability

97%

97%

97%

97%

Cable ARPU

$35.13

$33.44

$34.70

$33.11

Total ARPU

$50.86

$46.03

$49.85

$45.50

/4

NEWSPAPERS

Supplementary Disclosure

June 30, 2005

Operating Results

2nd Quarter

YTD

2005

2004

VAR

2005

2004

VAR

Linage (’000)

Urban Dailies

46,543

44,543

4.5%

86,561

83,632

3.5%

(in millions)

Revenues

$239.5

$233.2

2.7%

$452.1

$433.4

4.3%

Advertising

172.3

164.7

4.6%

319.5

301.7

5.9%

Urban Dailies

(1)

$170.3

$167.9

1.4%

$324.0

$315.1

2.8%

Community Newspapers

(1)

69.2

65.2

6.1%

128.1

118.2

8.4%

EBITDA

$61.7

$64.9

-4.9%

$103.4

$104.6

-1.1%

EBITDA Margin (%)

25.8%

27.8%

22.9%

24.1%

Change in Newsprint Expense

0.1%

0.1%

(1)

 Excluding transactions between Urban Dailies and Community Newspapers

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

June 30, 2005

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

40.1%

99.9%

Canoë

91.7%

100.0%

Nurun

(3)

57.9%

57.9%

(1)

 Excluding 104 shares that are held by TVA

(2)

 % Equity and % Voting include Quebecor Media’s interest in the 104 shares that are indirectly held by TVA

(3)

 Excluding 500,000 shares held by Quebecor World

19,076,605

12,227,271

651

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay Senior Director, Corporate Secretariat and Assistant Corporate Secretary

Date:	August 2nd , 2005